SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

KGT Investments, LLC

545 E. John Carpenter Freeway, Suite 1400

Irving, TX 75062

Telephone Number: 972-444-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

October 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 11 Pages

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,137,700
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,137,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,137,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 9.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 3 of 11 Pages

1.	Names of Reporting Persons. Mahmood Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,137,700
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,137,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,137,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 9.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 4 of 11 Pages

1.	Names of Reporting Persons. Zachary Berger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 5 of 11 Pages

1.	Names of Reporting Persons. Yaakov Katzovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,450
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,450
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 6 of 11 Pages

1.	Names of Reporting Persons. Richard Russo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,044
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,044

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 7 of 11 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Condor Hospitality Trust, Inc. (the “Issuer”), a Maryland corporation. The principal executive offices of the Issuer are located at 4800 Montgomery Lane, Suite 220, Bethesda, Maryland 20814.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

(i) KGT Investments, LLC (“KGTI”), a Delaware limited liability company, with a principal business address located at 545 E. John Carpenter Freeway, Suite 1400, Irving, TX 75062, is principally involved in the business of investing and managing private investments.

(ii) Mahmood Khimji (“Mr. Khimji”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments. Mr. Khimji is the sole manager of KGTI.

(ii) Zachary Berger (“Mr. Berger”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.

(iii) Yaakov Katzovitz (“Mr. Katzovitz”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.

(iv) Richard Russo (“Mr. Russo”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.

During the past five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 1,182,994 shares of Common Stock or 9.9% of the issued and outstanding shares of Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

The shares were purchased for an aggregate amount of $3,015,886. The source of funds was internally generated funds of the respective Reporting Person.

CUSIP No. 20676Y403	Page 8 of 11 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired or have held the shares of Common Stock reported in this Schedule 13D because they believed the Common Stock was undervalued. The Reporting Persons continuously evaluate, among many other things, the Issuer’s business, results of operations, financial condition, capitalization, management and corporate governance, as well as general economic conditions, the securities markets in general, and the markets for the shares of Common Stock in particular, and the Reporting Person continuously evaluate their investments in the shares of Common Stock and other investment opportunities available to them.

The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their ownership interests in the Issuer. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Issuer’s management and directors, other shareholders and other interested parties concerning the Issuer’s operations, management, corporate governance and other matters of interest relating to the Issuer.

Except as otherwise described in this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a) and (b)

The information concerning percentages of ownership set forth below is based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

KGTI beneficially owns 1,137,700 shares of Common Stock, which represents 9.5% of the issued and outstanding shares of Common Stock.

Mr. Khimji is the sole manager of KGTI and accordingly beneficially owns the 1,137,700 shares of Common Stock that are directly owned by KGTI, which represent 9.5% of the issued and outstanding shares of Common Stock.

Mr. Berger beneficially owns 22,800 shares of Common Stock, which represents 0.2% of the issued and outstanding shares of Common Stock.

Mr. Katzovitz beneficially owns 1,450 shares of Common Stock, which represents 0.0% of the issued and outstanding shares of Common Stock.

Mr. Russo beneficially owns 21,044 shares of Common Stock, which represents 0.2% of the issued and outstanding shares of Common Stock. Mr. Russo’s shares are held jointly with his wife. Each is deemed to beneficially own the 21,044 shares of Common Stock. However, Mrs. Russo is not a member of the Reporting Persons’ group.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

CUSIP No. 20676Y403	Page 9 of 11 Pages

(c) The transactions in Common Stock effected by the Reporting Persons since September 3, 2020 are set out in Exhibit 1 hereto. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ discussions of their views about the Issuer may result in the Reporting Persons being deemed to be acting together for the purpose of acquiring, holding, voting or disposing of the Issuer’s securities for purposes of Rule 13d-5(b). Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer. Neither the filing of this Statement nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Reporting Persons and any other person constitute a “group” for any purpose.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Issuer’s Common Stock during the 60-day period preceding this filing.

Exhibit 2: Joint Filing Agreement dated as of November 2, 2020, by and among Messrs. Khimji, Berger, Katzovitz, Russo and KGTI.

CUSIP No. 20676Y403	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji

Mahmood Khimji, Manager

Dated: November 2, 2020	/s/ Mahmood Khimji

Mahmood Khimji

Dated: November 2, 2020	/s/ Zachary Berger

Zachary Berger

Dated: November 2, 2020	/s/ Yaakov Katzovitz

Yaakov Katzovitz

Dated: November 2, 2020	/s/ Richard Russo

Richard Russo

CUSIP No. 20676Y403	Page 11 of 11 Pages

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Issuer’s Common Stock during the 60-day period preceding this filing.

Exhibit 2	Joint Filing Agreement dated as of November 2, 2020, by and among Messrs. Khimji, Berger, Katzovitz, Russo and KGTI.